    As filed with the Securities and Exchange Commission on February 19, 2002

              ----------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                      ------------------------------------

                                  ADTRAN, INC.

         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                      ------------------------------------

   Certain Options Under the ADTRAN, Inc. Amended and Restated 1996 Employees Incentive Stock Option Plan, as Amended, the ADTRAN, Inc. Amended and Restated
1995 Directors Stock Option Plan, as Amended, and the ADTRAN, Inc. 1986 Employee
  Incentive Stock Option Plan, as Amended, to Purchase Common Stock, Par Value
                     $0.01 Per Share, That Have an Exercise
                      Price of $40.00 Per Share or Greater

                         (Title of Class of Securities)

                      ------------------------------------

                                   00738A 10 6

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                      ------------------------------------

                                  Mark C. Smith
                Chairman of the Board of Chief Executive Officer
                                  ADTRAN, Inc.
                             901 Explorer Boulevard
                         Huntsville, Alabama 35806-2807
                                 (256) 963-8000

          (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                      ------------------------------------

     The Commission is requested to mail copies of all orders, notices and communications to:

         James L. North, Esq.                        Thomas Wardell, Esq.
      James L. North & Associates                 Long Aldridge & Norman LLP
          700 Title Building                   303 Peachtree Street, Suite 5300
         300 21st Street North                      Atlanta, Georgia 30308
    Birmingham, Alabama 35203-3322                      (404) 527-4000
            (205) 251-0252

              ----------------------------------------------------

                            CALCULATION OF FILING FEE

===============================================================================

         Transaction Valuation*                    Amount of Filing Fee**
         ---------------------                     --------------------
-------------------------------------------------------------------------------

               $54,822,416                                $10,965
===============================================================================


         *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,490,400 shares of common stock of ADTRAN, Inc. having an aggregate value of $54,822,416 as of January 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         **Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:

         Form or Registration No.:

         Filing party:

         Date filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]    third party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
[_]    going-private transaction subject to Rule 13e-3.
[_]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 28, 2002, relating to an offer by ADTRAN, Inc., a Delaware corporation ("ADTRAN" or the "Company"), to exchange all options outstanding under the ADTRAN, Inc. Amended and Restated 1996 Employees Incentive Stock Option Plan, as amended, the ADTRAN, Inc. Amended and Restated 1995 Directors Stock Option Plan, as amended, and the ADTRAN, Inc. 1986 Employee Incentive Stock Option Plan, as amended (collectively, the "Stock Incentive Plans"), to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price of at least $40.00 and granted prior to September 30, 2000, and which are held by option holders who have not received options after July 23, 2001 (the "Eligible Options"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Stock Incentive Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form Concerning Exchange of Stock Options (the "Election Form"). The Election Form and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer."

ITEM 12.  Exhibits.
          --------

         Item 12 of the Schedule TO is hereby amended and restated as follows:

         (a)(1)(A)     Offer to Exchange, dated January 28, 2002*

         (a)(1)(B)     Form of Election Form Concerning Exchange of Stock
                       Options*

         (a)(1)(C)     Form of Letter to Eligible Option Holders*

         (a)(1)(D) Email Communication to Eligible Option Holders dated January 28, 2002*

         (a)(1)(E)     Press Release dated January 28, 2002 Announcing the
                       Offer*

         (a)(1)(F)     Form of Email Confirmation of Receipt of Election Form*

         (a)(1)(G)     Form of Notice of Withdrawal*

         (a)(1)(H) Email Communication to Eligible Option Holders dated February 13, 2002*

         (a)(1)(I) Email Communication to Eligible Option Holders dated February 18, 2002

         (b)           Not applicable

         (d)(1) ADTRAN, Inc. Amended and Restated 1996 Employees Incentive Stock Option Plan, as amended*

         (d)(2) ADTRAN, Inc. Amended and Restated 1995 Directors Stock Option Plan, as amended*

         (d)(3) ADTRAN, Inc. 1986 Employee Incentive Stock Option Plan, as amended*

         (g)           Not applicable

         (h)           Not applicable

         ---------
         *Previously filed.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 15, 2002         ADTRAN, Inc.


                                           By:      /s/ Mark C. Smith
                                              -------------------------------
                                                    Mark C. Smith
                                                    Chairman of the Board and
                                                    Chief Executive Officer


























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